                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                NeoRx Corporation
                  --------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.02
                  --------------------------------------------
                         (Title of Class of Securities)

                                    640520300
                  --------------------------------------------
                                  CUSIP Number

                         Bay City Capital Management LLC
                          750 Battery Street, Suite 600
                         San Francisco California 94111
                                 (415) 837-0996

                                 with a copy to:

                               Brett R. Dick, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6394
                  --------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                February 18, 1999
                               --------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                         (Continued on following pages)


                             (Page 1 of 11 Pages)

CUSIP NO. 640520300                13D                Page 2 of 11 pages
          ---------           AMENDMENT NO. 2

------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS     The Bay City Capital Fund I, L.P.

------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                              WC

------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               / /
------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

------------------------------------------------------------------------------
   NUMBER OF       7)  SOLE VOTING POWER                            -0-
    SHARES
 BENEFICIALLY     ------------------------------------------------------------
    OWNED          8)  SHARED VOTING POWER                       2,365,200
     BY
    EACH          ------------------------------------------------------------
 REPORTING         9)  SOLE DISPOSITIVE POWER                       -0-
  PERSON
   WITH           ------------------------------------------------------------
                  10)  SHARED DISPOSITIVE POWER                  2,365,200
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                  2,365,200

------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.26%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                        PN

------------------------------------------------------------------------------

CUSIP NO. 640520300                13D                Page 3 of 11 pages
          ---------           AMENDMENT NO. 2

------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS      Bay City Capital Management LLC

------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                (b) /X/
------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                           OO

------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              / /
------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                           -0-
    SHARES
 BENEFICIALLY     -------------------------------------------------------------
    OWNED         8)  SHARED VOTING POWER                       2,365,200
     BY
    EACH          -------------------------------------------------------------
  REPORTING       9)  SOLE DISPOSITIVE POWER                      -0-
   PERSON
    WITH          -------------------------------------------------------------
                 10)  SHARED DISPOSITIVE POWER                  2,365,200
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                 2,365,200

------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         11.26%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                      OO

------------------------------------------------------------------------------

CUSIP NO. 640520300                13D                Page 4 of 11 pages
          ---------           AMENDMENT NO. 2

------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS     Bay City Capital LLC

------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                               (b) /X/
------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                         OO

------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                          / /

------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

------------------------------------------------------------------------------
  NUMBER OF       7)  SOLE VOTING POWER                         -0-
   SHARES
BENEFICIALLY     -------------------------------------------------------------
   OWNED          8)  SHARED VOTING POWER                    2,365,200
    BY
   EACH          --------------------------------------------------------------
 REPORTING        9)  SOLE DISPOSITIVE POWER                   -0-
  PERSON
   WITH          --------------------------------------------------------------
                 10)  SHARED DISPOSITIVE POWER               2,365,200
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                              2,365,200

------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         11.26%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                     OO

------------------------------------------------------------------------------

CUSIP NO. 640520300                13D                Page 5 of 11 pages
          ---------           AMENDMENT NO. 2


                                  INTRODUCTION

     Bay City Capital Management LLC, a Delaware limited liability company ("Management"), hereby files this Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.

     Item 2. IDENTITY AND BACKGROUND.

     Schedules 1 and 2, containing the names, business addresses, present principal occupations and citizenships of the managing directors and managers of Management and Bay City LLC respectively, are amended and attached to this Amendment.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by adding the following paragraph:

     In an open market transaction on NASDAQ occurring on February 18, 1999, the Fund acquired an aggregate of 1,125,000 additional shares of Common Stock of the Issuer at a purchase price of $1.50 per share. The total funds required to complete this purchase was $1,687,500 (excluding broker commissions). All funds used by the Fund to complete these purchases were obtained from capital contributions made by its partners pursuant to pre-existing capital commitments. The purchase price was paid for in cash. A table identifying this purchase and

CUSIP NO. 640520300                13D                Page 6 of 11 pages
          ---------           AMENDMENT NO. 2

purchases occurring within the last sixty days is included in Item 5(c) of this Amendment.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated to read as follows:

     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10-Q for the quarter ending September 30, 1998, stating that the Issuer had 21,006,964 shares of Common Stock outstanding as of October 9, 1998) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Reporting Person                     No. of Shares      Percentage         Power to Vote          Power to Dispose
                                     Beneficially        of Class       Shared          Sole      Shared         Sole
                                         Owned
-----------------------------------------------------------------------------------------------------------------------
Fund                                   2,365,200          11.26%         2,365,200      -0-        2,365,200       -0-
-----------------------------------------------------------------------------------------------------------------------
Management                             2,365,200          11.26%         2,365,200      -0-        2,365,200       -0-
-----------------------------------------------------------------------------------------------------------------------
Bay City LLC                           2,365,200          11.26%         2,365,200      -0-        2,365,200       -0-
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

     Each of the Fund, Management and Bay City LLC share power to vote and to dispose of the 2,365,200 Shares beneficially owned by them with each other.

     The Reporting Persons have been advised that: (a) trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "RA Trusts") own indirect interests in each of the Fund, Management and Bay City LLC; (b) as of February 18, 1999, other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "Oregon Trusts") also owned indirectly 763,500 shares of Common Stock of the Issuer; (c) Thomas J.

CUSIP NO. 640520300                13D                Page 7 of 11 pages
          ---------           AMENDMENT NO. 2

Pritzker, one of five managers of each of Management and Bay City LLC, serves as co-trustee of substantially all of the RA Trusts and the Oregon Trusts; (d) the RA Trusts have no express or implied agreement with the Oregon Trusts or any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) the RA Trusts expressly disclaim (i) the existence of any group with the Oregon Trusts or any of the Reporting Persons and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Oregon Trusts or any of the Reporting Persons.

     In addition, the Reporting Persons have been advised that: (a) Gerald L. Cohn, one of five managers of each of Management and Bay City LLC, is also the indirect owner of interests in each of the Fund, Management and Bay City LLC;
(b) Mr. Cohn serves as one of six directors of the Hannah S. and Samuel A. Cohn Memorial Foundation, a charitable foundation (the "Foundation"); (c) as of February 18, 1999, the Foundation owned 6,000 shares of Common Stock of the Issuer; (d) Mr. Cohn has no express or implied agreement with the Foundation or any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) Mr. Cohn expressly disclaims (i) the existence of any group with the Foundation or any of the Reporting Persons and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Foundation or any of the Reporting Persons.

     In addition, the Reporting Persons note that: (a) Frederick B. Craves, the Chairman and one of five managers of Management and the Managing Director of Bay City LLC, is also the Chairman of the Board of Directors of the Issuer; (b) as of February 18, 1999, Mr. Craves, individually, held options to acquire 230,000 shares of Common Stock of the Issuer and may, in the future, individually acquire additional options and/or shares of Common Stock; (c) except for

CUSIP NO. 640520300                13D                Page 8 of 11 pages
          ---------           AMENDMENT NO. 2

those capacities noted in (a) above, Mr. Craves has no express or implied agreement with any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (d) the Reporting Persons expressly disclaim (i) the existence of any group with Mr. Craves and (ii) beneficial ownership of the Issuer's equity securities currently or hereafter owned by Mr. Craves.

          (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

---------------------------------------------------------------------------------------------------
Date                         Purchaser            # Shares     Price         Total Funds Required
---------------------------------------------------------------------------------------------------
12/28/98                        Fund                   43,500    $1.3190                $57,376.50
---------------------------------------------------------------------------------------------------
12/29/98                        Fund                   55,000    $1.3281                $73,045.50
---------------------------------------------------------------------------------------------------
12/31/98                        Fund                   44,200    $1.3890                $61,393.80
---------------------------------------------------------------------------------------------------
1/7/99                          Fund                   16,500    $1.4840                $24,486.00
---------------------------------------------------------------------------------------------------
1/8/99                          Fund                   33,000    $1.4844                $48,985.20
---------------------------------------------------------------------------------------------------
1/11/99                         Fund                    4,200    $1.4688                 $6,168.96
---------------------------------------------------------------------------------------------------
1/12/99                         Fund                   15,000    $1.4688                $22,032.00
---------------------------------------------------------------------------------------------------
1/13/99                         Fund                    3,800    $1.4688                 $5,581.44
---------------------------------------------------------------------------------------------------
1/14/99                         Fund                    7,500    $1.4688                $11,016.00
---------------------------------------------------------------------------------------------------
1/15/99                         Fund                    7,500    $1.5000                $11,250.00
---------------------------------------------------------------------------------------------------
2/18/99                         Fund                1,125,000    $1.5000             $1,687,500.00
---------------------------------------------------------------------------------------------------
TOTAL                                               1,355,200                        $2,008,835.40
---------------------------------------------------------------------------------------------------

CUSIP NO. 640520300                13D                Page 9 of 11 pages
          ---------           AMENDMENT NO. 2

          (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

          (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1999

                                       BAY CITY CAPITAL MANAGEMENT LLC

                                       By: /s/ Fred Craves
                                          -----------------------------------
                                       Its: Manager
                                           ----------------------------------

CUSIP NO. 640520300                13D                Page 10 of 11 pages
          ---------           AMENDMENT NO. 2

                        SCHEDULE 1 TO SCHEDULE 13D

                     Bay City Capital Management LLC

                      MANAGERS AND EXECUTIVE OFFICERS

                                                                           Present Principal
Name and Business Address (1)                         Title             Occupation or Employment
-----------------------------                         -----             ------------------------
Fred B. Craves                                       Manager            Chairman, Manager and Managing
Bay City Capital Management LLC                                         Director of Bay City Capital LLC
750 Battery Street, Suite 600                                           and Manager of Bay City Capital
San Francisco, California 94111                                         Management LLC.

John D. Diekman                                      Manager            Chairman of Affymetrix, Inc.
Bay City Capital Management LLC
750 Battery Street, Suite 600
San Francisco, Ca.  94111

Roger H. Salquist                                    Manager            Manager and Managing Director of
Bay City Capital Management LLC                                         Bay City Capital LLC and Manager of
750 Battery Street, Suite 600                                           Bay City Capital Management LLC.
San Francisco, Ca.  94111

Thomas J. Pritzker                                   Manager            President of Hyatt Corporation, a
200 West Madison Street                                                 diversified company primarily
38th Floor                                                              engaged in real estate and hotel
Chicago, Ill.  60606                                                    management activities.

Gerald L. Cohn                                       Manager            Investor.
19355 Turnberry Way
Apt. TH-3
North Miami, Fl.  33180

(1) Each of Messrs. Craves, Diekman, Salquist, Pritzker, and Cohn are United States citizens.

CUSIP NO. 640520300                13D                Page 11 of 11 pages
          ---------           AMENDMENT NO. 2

                           SCHEDULE 2 TO SCHEDULE 13D

                              Bay City Capital LLC

                         MANAGERS AND EXECUTIVE OFFICERS

                                                                           Present Principal
Name and Business Address (1)                         Title            Occupation or Employment
-----------------------------                         -----            ------------------------
Fred B. Craves                                        Chairman,        Chairman, Manager and Managing
Bay City Capital Management LLC                       Manager          Director of Bay City Capital LLC
750 Battery Street, Suite 600                                          and Manager of Bay City Capital
San Francisco, California 94111                                        Management LLC.

John D. Diekman                                       Manager and      Chairman of Affymetrix, Inc.
Bay City Capital Management LLC                       Managing
750 Battery Street, Suite 600                         Director
San Francisco, Ca.  94111

Roger H. Salquist                                     Manager and      Manager and Managing Director of Bay City
Bay City Capital Management LLC                       Managing         Capital LLC and Manager of Bay City Capital
750 Battery Street, Suite 600                         Director         Management LLC.
San Francisco, Ca.  94111

Thomas J. Pritzker                                    Manager          President of Hyatt Corporation, a
200 West Madison Street                                                diversified company primarily
38th Floor                                                             engaged in real estate and hotel
Chicago, Ill.  60606                                                   management activities.

Gerald L. Cohn                                        Manager          Investor.
19355 Turnberry Way
Apt. TH-3
North Miami, Fl.  33180

(1) Each of Messrs. Craves, Diekman, Salquist, Pritzker, and Cohn are United States citizens.